SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2003

International Telecommunications Co. Inc.

(Translation of registrant’s name into English)

Compañía Internacional de Telecommunications S.A.

Tucumán 1, 18th Floor

1049 Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Compañía International de Telecommunications S.A.

Table of Contents

Item
1.

English translation of the letter filed with the Buenos Aires Stock Exchange regarding board approval of financial statements and supplementary documentation corresponding to the fiscal year ended as of December 31, 2002.

COINTEL

Compañía Internacional de Telecomunicaciones S.A.

Buenos Aires, February 19th, 2003.

Messrs.

Bolsa de Comercio de Buenos Aires

Re.:    Information about Section 62, Listing Regulations.

Dear Sir:

We are writing to you in compliance with the provisions set forth in Section No. 62 of the Listing Regulations, in order to inform you that, at the meeting held on February 18th, 2003, the Company Board of Directors approved the financial statements and supplementary documentation corresponding to the fiscal year ended as of December 31st, 2002.

Therefore, we hereby provide you with the following data (values denominated in legal tender as of December 31st, 2002 and in million pesos):

1)	Fiscal year Income(loss)

	– Ordinary Income(loss)	$249
	– Extraordinary Income(loss)	—

2)	Breakdown of Stockholders’ Equity divided by items and amounts:

	– Capital Stock (par value)	$531
	– Capital Stock adjustment	$1,548
	– Premium	$34
	– Preferred Capital Stock (par value)	$14
	– Preferred Capital Stock adjustment	$44
	– Adjustment at Surrender Value	$(19)
	– Legal reserve	$224
	– Provision for future dividend	$832
	– Retained earnings	$(2,642)

	Total Stockholders’ Equity	$566

3)	Proposal for earnings allocation
	– Previous fiscal year retained earnings		$(2,891)
	– Fiscal Year Income(loss)		$249
	– Retained earnings as of December 31st, 2002		$(2,642)

The Board of Directors will put forward the allocation of Retained Earnings to the Shareholders’ Meeting.

The Company will not distribute profits or dividend. Additionally, the Board of Directors has not put forth any proposal for capitalization of earnings, capital monetary adjustments, or other adjustments. Moreover, the Company has a provision for future dividend which amounts to $ 832 millions. The distribution of such provision is fully restricted.

4)	Shareholders TELEFÓNICA INTERNATIONAL HOLDING B.V., TELEFÓNICA INTERNACIONAL S.A. and TELEFÓNICA HOLDING DE ARGENTINA S.A., which have a controlling interest in all the capital stock entitled to vote of the Company belong to the same group of companies directly or indirectly controlled by TELEFÓNICA S.A.

5)	In the irregular 3-month period ended as of December 31, 2002, the impact of the peso devaluation on the consolidated net monetary position in foreign currency—net of the income (loss) for exposure to inflation— amounted to a gain of $599 million.

6)	Further to the provisions stated in General Resolution No. 398 of the C.N.V., the translation differences added to the assets act as an advance recognition of the currency purchasing power variation, and will be included in the book value restatement of the assets eligible for the translation difference application. In this respect, the translation difference residual value, applicable pursuant to the provisions set forth in General Resolution MD 3/2002, as of December 31st, 2002, was absorbed by the value of those assets restated in legal tender, since the inflation ratio is applied to the values of accounting costs immediately prior to the application stated in that resolution.

Yours	sincerely,

Claudia Ferreyra                    Pablo Llauró

      Attorney                              Attorney

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía International de Telecommunications S.A.
By:	/S/ PABLO LLAURÓ

	Name:	Pablo Llauró
	Title:	Assistant General Counsel

Date:  February 20, 2003